November 21, 2019

Kuang-Ming Tsai
President
Genufood Energy Enzymes Corp.
601 South Figueroa Street, Suite 4050
Los Angeles, CA 90017

       Re: Genufood Energy Enzymes Corp.
           Registration Statement on Form 10-12G
           Filed October 25, 2019
           File No. 000-56112

Dear Mr. Tsai:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed on October 25, 2019

Item 1. Business
Plan of Operations, page 4

1. Please expand your disclosure to discuss the following as it relates to your business plan:
            the identification of specific enzymes you plan to pursue marketing;
            the role of the Taiwan Ministry of Economic Affairs and the approval you will need to secure; and
            the necessary steps to obtain approval from the Taiwan Food and Drug
      Administration, including the basis on which the regulator would determine to approve enzyme products for sale. Please also briefly disclose the estimated amount of funds that you will need in the next 12 months to restart your enzyme business and/or pursue the reverse merger. Please also disclose how you intend to raise such funds and when you expect to generate revenue.
 Kuang-Ming Tsai
FirstNameEnergy Enzymes Corp. Tsai
Genufood LastNameKuang-Ming
Comapany 21, 2019
November NameGenufood Energy Enzymes Corp.
Page 2
November 21, 2019 Page 2
FirstName LastName



Business Opportunity, page 5

2. We note your disclosure on pg. 9 that your product labels will not include any health benefit claims due to the additional regulatory requirements related to such claims. Please expand your disclosure to address the impact of labeling restrictions on your perceived business opportunity.

Government Regulation, page 8

3. Please expand your disclosure to discuss the applicable regulatory requirements to market enzyme products classified as a food supplement. Please also define "OEM."
The Reverse Merger, page 9

4. The name of the potential acquirer appears to be material information. Please disclose the name of the potential acquirer or tell us why you believe such disclosure is not required.
Item 1A. Risk Factors, page 11

5. Please add risk factors addressing any risk to the company resulting from AFS and/or Mr.
         Lin's refusal to return the company's complete corporate files, including its books and records and other financial information, the ongoing litigation with Mr. Lin and the
         NatFresh dispute.
Item 5. Directors and Executive Officers, page 27

6. Please revise to briefly discuss, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company, in light of your business and structure. Refer to Item 401(e) of Regulation
         S-K.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 31

7. We note your disclosure on page 30 that Mr. Hsu is your sole independent director.
         Please tell us how you determined that Mr. Hsu is independent. Refer to Item 407(a) of
         Regulation S-K.
General

8. Please note that this registration statement on Form 10 becomes effective automatically 60 days after its initial filing pursuant to Exchange Act Section 12(g)(1). You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the
         Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it
 Kuang-Ming Tsai
Genufood Energy Enzymes Corp.
November 21, 2019
Page 3
      becomes effective automatically and submitting a new Form 10 that includes changes responsive to our comments.
9. It appears from your current disclosure that you may be a "blank check" company under
      Section (a)(2) of Rule 419 of the Securities Act of 1933. We note your disclosure that the company ceased operating its original business in approximately mid- to late-2016 and that the company intends to restart its enzyme business, engage in a reverse merger with a private company or both. Please revise to disclose your status as a blank check company and, in an appropriate place in your filing, provide details regarding compliance with Rule
      419 in connection with any offering of your securities. It appears that you may also be a shell company. Please disclose in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. If you do not believe that you are a blank check company or a shell company, please provide us with your legal analysis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Julie Sherman at 202-551-3640 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNameKuang-Ming Tsai
                                                            Division of
Corporation Finance
Comapany NameGenufood Energy Enzymes Corp.
                                                            Office of Life
Sciences
November 21, 2019 Page 3
cc:       Lance Jon Kimmel, Esq.
FirstName LastName